Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 15, 2013

Relating to Preliminary Prospectus dated May 2, 2013

Registration No. 333-186760

Ambit Biosciences Corporation

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated May 2, 2013 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-186760) of Ambit Biosciences Corporation relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1131543/000119312513193940/d447329ds1a.htm

This free writing prospectus supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus primarily to reflect an increase in the size of the offering to 8,125,000 shares of common stock, an increase in the over-allotment option to 1,218,750 shares, a decrease in our initial public offering price to $8.00 per share and certain related changes. In the Preliminary Prospectus, we proposed to offer 4,645,000 shares of our common stock at an estimated price range of between $13.00 and $15.00 per share, with an over-allotment option of 696,750 shares of common stock. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the consolidated financial statements and related notes, together with this free writing prospectus, before deciding to invest in these securities. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “we,” “us” and “our” refer to Ambit Biosciences Corporation.

SUMMARY

Common stock offered by us	8,125,000 shares (or 9,343,750 shares if the underwriters’ over-allotment option of 1,218,750 shares is exercised in full)

Initial public offering price	$8.00 per share

Common stock to be sold by us to certain of our existing stockholders in the concurrent private placement	3,134,495 shares, based on an initial public offering price of $8.00 per share

Common stock to be outstanding after this offering and the concurrent private placement

17,712,558 shares, based on 6,453,063 shares outstanding as of March 31, 2013 (after giving effect to the conversion of our convertible preferred stock previously issued and to be issued prior to the closing of the offering into an aggregate of 6,449,073 shares of our common stock and the shares of our common stock to be issued in the concurrent private placement as described in the Preliminary Prospectus).

Net Proceeds	We estimate that the net proceeds from this offering will be approximately $57.6 million, or approximately $66.7 million if the underwriters exercise their over-allotment option in full, based on an initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We also expect to receive $25.1 million from the sale by us of shares of our common stock in a concurrent private placement to certain of our existing stockholders at a price per share equal to the initial public offering price. These amounts of estimated net proceeds and our intended uses of such proceeds following the offering remain unchanged from that described in “Use of Proceeds” in the Preliminary Prospectus.

Potential purchases by existing stockholders or their affiliates
Entities affiliated with OrbiMed Private Investments III, LP and Radius Venture Partners III, QP LP, each of which is a current stockholder, have indicated an interest in purchasing an aggregate of 187,500 shares of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine to sell more, less or no shares in this offering to any of these stockholders, or any of these stockholders may determine to purchase more, less or no shares in this offering.

Pro forma as adjusted consolidated balance sheet data
As of March 31, 2013, on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $92.2 million, total assets would have been approximately $94.8 million and total stockholders’ equity would have been approximately $58.8 million, each of which remains unchanged from the respective amounts set forth in the Preliminary Prospectus, in each case after giving effect to the following transactions:

(1)	the issuance by us of 1,538,461 shares of our Series C-2 redeemable convertible preferred stock, 612,649 shares of our Series D redeemable convertible preferred stock, 3,666,169 shares of our Series D-2 redeemable convertible preferred stock and 6,163,916 shares our Series E redeemable convertible preferred stock prior to the closing of this offering pursuant to the exercise of a put right held by GrowthWorks Canadian Fund Ltd. and the resultant reclassification of our redeemable non-controlling interest to additional paid-in capital, a component of stockholders’ deficit;

(2)	the conversion of all of our outstanding shares of convertible preferred stock, including the shares to be issued pursuant to the exercise of the GrowthWorks put right, into an aggregate of 6,449,073 shares of common stock upon the closing of this offering;

(3)	the adjustment of our outstanding warrants to purchase convertible preferred stock into warrants to purchase 645,598 shares of common stock upon the closing of this offering, and the resultant reclassification of our redeemable convertible preferred stock warrant liabilities to additional paid-in capital, a component of stockholders’ deficit; and

(4)	the concurrent private placement to certain of our existing stockholders of $25.1 million of our common stock and the sale of 8,125,000 shares of common stock in this offering, based on an initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Nasdaq Global Market	Our common stock has been approved for listing on the Nasdaq Global Market under the symbol “AMBI”.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2013:

•	on an actual basis;

•	on an a pro forma basis to give effect to:

•

the issuance by us of 1,538,461 shares of our Series C-2 redeemable convertible preferred stock, 612,649 shares of Series D redeemable convertible preferred stock, 3,666,169 shares of our Series D-2 redeemable convertible preferred stock and 6,163,916 shares our Series E redeemable convertible preferred stock prior to the closing of this offering pursuant to the exercise of a put right held by GrowthWorks Canadian Fund Ltd., or the GrowthWorks put right, and the resultant reclassification of our redeemable non-controlling interest to additional paid-in capital, a component of stockholders’ deficit;

•

the conversion of all of our outstanding shares of convertible preferred stock, including the shares to be issued pursuant to the exercise of the GrowthWorks put right, into an aggregate of 6,449,073 shares of common stock upon the closing of this offering;

•

the adjustment of outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase 645,598 shares of common stock upon the closing of this offering, and the resultant reclassification of our redeemable convertible preferred stock warrant liabilities to additional paid-in capital, a component of stockholders’ deficit; and

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws as of the closing date of this offering.

•

on a pro forma as adjusted basis to additionally give effect to the sale by us in the concurrent private placement to certain of our existing stockholders of $25.1 million of our common stock and the sale of 8,125,000 shares of common stock in this offering, based on an initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our audited consolidated financial statements and the related notes and the sections entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information contained in the Preliminary Prospectus.

	As of March 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(unaudited)
	(in thousands except share and per share data)
Cash and cash equivalents	$8,405	$8,405	$92,204

Capitalization:
Warrant liabilities	$14,497	$8,979	$8,979
Redeemable non-controlling interest	7,482	—	—
Notes payable, net of debt discount	3,083	3,083	3,083
Preferred stock, $0.001 par value: 170,990,763 shares authorized; 123,416,438 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	173,097	—	—
Common stock, $0.001 par value: 225,000,000 shares authorized; 3,990 shares issued and outstanding, actual; 200,000,000 shares authorized and 6,453,063 shares issued and outstanding, pro forma; 200,000,000 shares authorized and 17,712,558 shares issued and outstanding, pro forma as adjusted	—	6	18
Additional paid-in capital	35,258	221,349	304,013
Accumulated other comprehensive income	(86)	(86)	(86)
Accumulated deficit	(245,200)	(245,200)	(245,200)

Total stockholders’ (deficit) equity	(210,028)	(23,931)	58,745

Total capital (deficit) equity	$(11,869)	$(11,869)	$70,807

The number of shares in the table above excludes, as of March 31, 2013:

•	1,214,212 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $8.75 per share;

•

6,117 shares of common stock reserved for future issuance under our 2011 pre-IPO plan as of March 31, 2013 and an aggregate of 625,000 additional shares of common stock that will be available under our 2013 post-IPO plan, which will become effective upon the closing of this offering;

•	125,000 shares of common stock reserved for issuance under our 2013 employee stock purchase plan, or ESPP, which will become effective upon the closing of this offering; and

•	1,800,920 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2013, at a weighted-average exercise price of $3.30 per share.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our historical net tangible book deficit of our common stock as of March 31, 2013 was approximately $(210.0) million, or $(52,638.60) per share, based on the 3,990 shares of common stock outstanding as of March 31, 2013. Historical net tangible book deficit per share is determined by dividing the number of shares of common stock outstanding as of March 31, 2013 into our total tangible assets (total assets less intangible assets) less total liabilities and convertible preferred stock.

On a pro forma basis, after giving effect to the conversion of all outstanding shares of convertible preferred stock into 6,449,073 shares of common stock, including the shares of redeemable convertible preferred stock to be issued pursuant to the exercise of the GrowthWorks put right, with the resulting reclassification of our redeemable non-controlling interest to additional paid-in capital, a component of stockholders’ deficit, and the reclassification of our redeemable convertible preferred stock warrant liabilities to additional paid-in capital, our net tangible book deficit as of March 31, 2013 would have been approximately $(23.9) million, or approximately $(3.71) per share.

Investors participating in this offering will incur immediate, substantial dilution. After giving effect to (1) the sale by us of shares of common stock in the concurrent private placement to certain of our existing stockholders at an initial public offering price of $8.00 per share, (2) the sale of common stock offered by us in this offering at an initial public offering price of $8.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (3) the pro forma transactions described in the preceding paragraph, our pro forma as adjusted net tangible book value as of March 31, 2013 would have been approximately $58.7 million, or approximately $3.32 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $7.03 per share to existing stockholders, and an immediate dilution of $4.68 per share to investors participating in this offering. The following table illustrates this per share dilution to investors participating in this offering:

Initial public offering price per share		$8.00
Historical net tangible book deficit per share as of March 31, 2013	$(52,638.60)
Pro forma decrease in net tangible book deficit per share attributable to pro forma transactions described in preceeding paragraphs	52,634.89

Pro forma net tangible book value (deficit) per share as of March 31, 2013	(3.71)
Pro forma increase in net tangible book value per share attributable to investors participating in this offering	7.03

Pro forma as adjusted net tangible book value per share after this offering		3.32

Pro forma dilution per share to investors participating in this offering		$4.68

If the underwriters exercise their over-allotment option in full to purchase 1,218,750 additional shares of common stock in this offering, our pro forma as adjusted net tangible book value per share after the offering and concurrent private placement would be $3.23 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $6.94 per share and the dilution to investors participating in this offering would be $4.77 per share.

The following table summarizes, on the pro forma as adjusted basis described above as of March 31, 2013, the differences between the number of shares of common stock purchased from us by existing stockholders, which includes the concurrent private placement to certain of our existing stockholders, and by new investors participating in this offering, the total consideration and the average price per share paid to us by existing stockholders and by investors participating in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, at an initial public offering price of $8.00 per share:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders before this offering	9,587,558	54%	$235,999,314	78%	$24.62
Investors participating in this offering	8,125,000	46%	65,000,000	22%	8.00

Total	17,712,558	100%	$300,999,314	100%

Except as otherwise indicated, the discussion and tables above assume no exercise of the underwriters’ over-allotment option or any outstanding options or warrants. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 51% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to 9,343,750, or 49% of the total number of shares of common stock to be outstanding after this offering.

The number of shares in the table above excludes, as of March 31, 2013:

•	1,214,212 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2013, at a weighted-average exercise price of $8.75 per share;

•

6,117 shares of common stock reserved for future issuance under our 2011 pre-IPO plan as of March 31, 2013 and an aggregate of 625,000 additional shares of common stock that will be available under our 2013 post-IPO plan, which will become effective upon the closing of this offering;

•	125,000 shares of common stock reserved for issuance under our 2013 employee stock purchase plan, or ESPP, which will become effective upon the closing of this offering; and

•	1,800,920 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 2013, at a weighted-average exercise price of $3.30 per share.

Effective immediately upon the signing of the underwriting agreement for this offering, an aggregate of 631,117 and 125,000 shares of our common stock will be reserved for future issuance under our 2013 post-IPO plan and ESPP, respectively, which includes 6,117 shares of common stock reserved for future issuance under our 2011 pre-IPO plan as of March 31, 2013 that will be allocated to our 2013 post-IPO plan, and these share reserves will also be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants is exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock, other equity securities or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of March 31, 2013 by:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each of our named executive officers; and

•	All of our directors and executive officers as a group.

The number of shares and percentage of shares beneficially owned before the offering shown in the table is based upon 6,453,063 shares of common stock outstanding as of March 31, 2013, which gives effect to (1) the conversion of all outstanding shares of our convertible preferred stock into shares of common stock and (2) the exercise of the put right held by GrowthWorks Canadian Fund Ltd., or the GrowthWorks put right, which shall occur simultaneously with the conversion of the outstanding shares of our preferred stock into shares of our common stock. The number of shares purchased in the concurrent private placement assumes an initial public offering price of $8.00 per share. The number of shares and percentage of shares beneficially owned after the offering gives effect to (1) the issuance of 3,134,495 shares of our common stock to certain of our existing stockholders in the concurrent private placement (2) the issuance by us of 8,125,000 shares of common stock in this offering and (3) the purchase of an aggregate of 187,500 shares of our common stock in this offering by entities affiliated with OrbiMed Private Investments III, LP and Radius Venture Partners III, QP LP, each of which is a current stockholder. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.

Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on May 30, 2013, which is 60 days after March 31, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Ambit Biosciences Corporation, 11080 Roselle St., San Diego, California 92121.

	Number of Shares Beneficially Owned Before Offering	Number of Shares Purchased in Concurrent Private Placement	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner				Before Offering	After Offering
5% or greater stockholders:
Apposite Healthcare Fund LP(1)	1,119,350	431,527	1,550,877	16.8%	8.6%
c/o Ogier Fiduciary Services (Cayman) Ltd 89 Nexus Way Camana Bay, Grand Cayman, KY1-9007, Cayman Islands
Forward Ventures IV, L.P. and its affiliates(2)	774,918	263,301	1,038,219	11.9%	5.8%
9255 Towne Centre Drive, Suite 300 San Diego, CA 92121

	Number of Shares Beneficially Owned Before Offering	Number of Shares Purchased in Concurrent Private Placement	Number of Shares Beneficially Owned After Offering	Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner				Before Offering	After Offering
GrowthWorks Canadian Fund Ltd.(3)	789,048	342,710	1,131,758	12.1%	6.4%
2200 – 130 King Street, West Toronto, ON M5X 3R3
MedImmune Ventures, Inc.(4)	820,118	320,392	1,140,510	12.4%	6.4%
One MedImmune Way Gaithersburg, MD 20878
OrbiMed Private Investments III, LP and its affiliates(5)	1,409,513	599,271	2,071,284	19.9%	11.3%
767 Third Avenue, 30th Floor New York, NY 10017
Perseus-Soros Biopharmaceutical Fund, L.P.(6)	1,247,041	423,635	1,670,676	19.0%	9.4%
888 Seventh Avenue, 29th Floor New York, NY 10016
Roche Finance Ltd(7)	914,435	345,683	1,260,118	13.8%	7.0%
Grenzacherstrasse 122 4070 Basel, Switzerland
Directors and named executive officers:
Michael A. Martino (8)	57,376	—	57,376	*	*
Alan Fuhrman (9)	12,774	—	12,774	*	*
Athena Countouriotis, M.D.(10)	12,744	—	12,744	*	*
David P. Bonita, M.D(11).	1,409,513	599,271	2,071,284	19.9%	11.3%
Steven A. Elms(12)	1,247,041	423,635	1,670,676	19.0%	9.4%
Standish M. Fleming(13)	774,918	263,301	1,038,219	11.9%	5.8%
Faheem Hasnain (14)	18,611	—	18,611	*	*
Allan P. Marchington, Ph.D.(15)	1,119,350	431,527	1,550,877	16.8%	8.6%
David R. Parkinson, M.D.	—	—	—	—	—
Isai Peimer	—	—	—	—	—
Joseph Regan	—	—	—	—	—
All current executive officers and directors as a group (11 persons)(16)	4,652,327	1,717,734	6,432,561	61.2%	34.1%

*	Represents beneficial ownership of less than one percent.
(1)	Includes (a) 223 shares of common stock held by Apposite Healthcare Fund, LP, or Apposite (b) 895,294 shares of common stock issuable upon conversion of convertible preferred stock held by Apposite, (c) 154,058 shares of common stock issuable upon the exercise of common stock warrants held by Apposite, and (d) 69,775 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by Apposite, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Apposite Healthcare (GP) Limited, the general partner of Apposite, has appointed Apposite Capital LLP as the manager of Apposite. Allan P. Marchington, one of our directors, is a designated member of Apposite Capital LLP and, together with F. David Porter and Stephen Adkin, the other designated members of Apposite Capital LLP, shares voting and investment control over the shares held by Apposite; however, each disclaims beneficial ownership, except to the extent of their pecuniary interests therein.
(2)	Includes (a) 125 shares of common stock held by Forward Ventures IV, L.P., or Forward IV, (b) 641,821 shares of common stock held by Forward IV, issuable upon conversion of convertible preferred stock, (c) 10 shares of common stock held by Forward Ventures IV B, L.P., or Forward IV B, (d) 54,410 shares of common stock held by Forward IV B, issuable upon conversion of convertible preferred stock, (e) 6,479 shares of common stock held by Forward Ventures IV-C, L.P., or Forward IV-C, issuable upon conversion of convertible preferred stock, (f) 3,611 shares of common stock held by Forward IV, issuable upon the exercise of common stock warrants held by Forward IV, (g) 306 shares of common stock held by Forward IV B, issuable upon the exercise of common stock warrants held by Forward IV B, (h) 256 shares of common stock held by Forward IV-C, issuable upon the exercise of common stock warrants held by Forward IV-C, (i) 62,594 shares of common stock held by Forward IV, issuable upon the exercise of convertible preferred stock warrants held by Forward IV, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, and (j) 5,306 shares of common stock held by Forward IV B, issuable upon the exercise of convertible preferred stock warrants held by Forward IV B, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Mr. Fleming, one of our directors, and Dr. Ivor Royston, the managing members of Forward IV Associates, LLC the general partner of Forward IV, Forward IV B and Forward IV-C, and Dr. Stuart Collinson, the key member of Forward IV Associates, LLC, share voting and investment control over the shares held by Forward IV, Forward IV B and Forward IV-C, but disclaim beneficial ownership, except to the extent of their pecuniary interests therein.

(3)	Includes (a) 194,249 shares of common stock held by GrowthWorks Canadian Fund Ltd., or GrowthWorks, issuable upon conversion of convertible preferred stock, (b) 530,094 shares of common stock to be issued pursuant to the conversion of convertible preferred stock that GrowthWorks shall receive pursuant to an Amended and Restated Put Agreement between GrowthWorks, us and our Canadian subsidiary, Ambit Biosciences (Canada) Corporation, (c) 101 shares of common stock issuable upon the exercise of common stock warrants held by GrowthWorks and (d) 64,604 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by GrowthWorks, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Voting and investment decisions with respect to the shares held by GrowthWorks are made by its manager GrowthWorks WV Management Ltd. The following are the officers of GrowthWorks WV Management Ltd. who have the authority to authorize such voting and investment decisions on behalf of GrowthWorks: David Levi, president and chief executive officer, Alex Irwin, chief operating officer, and Tim Lee, senior vice president investments. Each member of the group disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein, if any.
(4)	Includes (a) 165 shares of common stock held by MedImmune Ventures, Inc., (b) 635,547 shares of common stock issuable upon conversion of convertible preferred stock held by MedImmune Ventures, Inc., (c) 135,552 shares of common stock issuable upon the exercise of common stock warrants held by MedImmune Ventures, Inc. and (d) 48,854 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by MedImmune Ventures, Inc., assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. MedImmune Ventures, Inc. exercises voting and investment power over the shares held by it. MedImmune Ventures, Inc. is indirectly wholly-owned by AstraZeneca PLC. The shares of AstraZeneca PLC are listed on the New York Stock Exchange as American Depository Shares.
(5)	Includes (a) 307 shares of common stock held by OrbiMed Private Investments III, LP, or OPI III, (b) 2 shares of common stock held by OrbiMed Associates III, LP., or Associates III, (c) 768,866 shares of common stock held by OPI III, issuable upon conversion of convertible preferred stock, (d) 7,322 shares of common stock held by Associates III, issuable upon conversion of convertible preferred stock, (e) 569,829 shares of common stock held by OPI III, issuable upon the exercise of common stock warrants held by OPI III, (f) 5,426 shares of common stock held by Associates III, issuable upon the exercise of common stock warrants held by Associates III, (g) 57,217 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by OPI III, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, and (h) 544 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by Associates III, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. The number of shares beneficially owned after the offering, includes 62,500 shares of common stock to be purchased by entities affiliated with OPI III in the offering. OrbiMed Capital GP III, LLC, or GP III, is the general partner of OPI III, and OrbiMed Advisors LLC, or Advisors, is the managing member of GP III. Advisors is also the general partner of Associates III. Samuel D. Isaly is the managing member of and owner of a controlling interest in Advisors and may be deemed to have voting and investment power over shares held by OPI III and Associates III. Mr. Isaly disclaims beneficial ownership over such shares, except to the extent of his pecuniary interest therein.
(6)	Includes (a) 219 shares of common stock held by Perseus-Soros BioPharmaceutical Fund, LP, or PSBF, (b) 1,122,590 shares of common stock issuable upon conversion of convertible preferred stock held by PSBF, (c) 20,520 shares of common stock issuable upon the exercise of common stock warrants held by PSBF, and (d) 103,712 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by PSBF, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Perseus-Soros Partners, LLC, or PSPGP, is the general partner of PSBF. Aisling Capital LLC, or Aisling Capital, is the managing member of PSPGP. Messrs. Steven A. Elms and Dennis Purcell and Dr. Andrew Schiff are the managing members of Aisling Capital. Each of PSBF, PSPGP, Aisling Capital, Mr. Elms, Mr. Purcell and Dr. Schiff may be deemed to beneficially own the shares held by PSBF. Each of Mr. Elms, Mr. Purcell and Dr. Schiff disclaims any beneficial ownership of the shares owned by PSBF except to the extent of his pecuniary interest in such entity.
(7)

Includes (a) 179 shares of common stock held by Roche Finance Ltd, (b) 727,259 shares of common stock issuable upon conversion of convertible preferred stock held by Roche Finance Ltd, (c) 124,156 shares of common stock issuable upon the exercise of common stock warrants held by Roche Finance Ltd, and (d) 62,841 shares of common stock issuable upon the exercise of convertible preferred stock warrants held by Roche Finance Ltd, assuming the adjustment of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock. Roche Finance Ltd exercises voting and investment control over the shares held by it. Roche Finance Ltd is wholly-owned by Roche Holding Ltd. Roche Holding Ltd’s American Depository Receipt is cross-listed on OTCQX International Premier under the symbol RHHBY. Roche Holding Ltd’s non-voting equity securities and its voting shares are both listed on SIX Swiss Exchange.
(8)	Includes 57,376 shares of common stock that Mr. Martino has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.
(9)	Includes 12,693 shares of common stock that Mr. Fuhrman has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.
(10)	Includes 12,744 shares of common stock that Dr. Countouriotis has the right to acquire from us within 60 days of March 31, 2013 pursuant to the exercise of stock options.
(11)	Includes the shares of capital stock held by the OrbiMed entities referred to in footnote (6) above. Dr. Bonita, a member of our board, is a Principal at OrbiMed Advisors, the general partner or managing member of the general partner of such OrbiMed entities. Dr. Bonita disclaims any beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these entities.
(12)	Includes the shares of capital stock held by PSBF referred to in footnote (7) above. Mr. Elms, a member of our board, is a managing member of Aisling Capital, the managing member of the general partner of PSBF. Mr. Elms disclaims any beneficial ownership of the shares held by PSBF except to the extent of his pecuniary interest in such entity.
(13)	Includes the shares of capital stock held by the Forward Ventures entities referred to in footnote (2) above. Mr. Fleming, a member of our board, is a managing member of Forward IV Associates, LLC, the general partner of such Forward Ventures entities. Voting and investment control over such shares is shared between Mr. Fleming, Dr. Ivor Royston, a managing member of Forward IV Associates, LLC and Dr. Stuart Collinson, a key member of Forward IV Associates, LLC. Each of Mr. Fleming and Drs. Royston and Collinson disclaims any beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in these entities.
(14)	Includes 18,611 shares of common stock that Mr. Hasnain has the right to acquire from us within 60 days of December 31, 2012 pursuant to the exercise of stock options.
(15)	Includes the shares of capital stock held by Apposite referred to in footnote (1) above. Dr. Marchington, a member of our board, has been designated by Apposite Capital LLP, the manager of Apposite, together with F. David Porter and Stephen Adkin, the other designated members of Apposite Capital LLP, to exercise shared voting and investment control over the shares held by Apposite. Each of Dr. Marchington, Mr. Porter and Mr. Adkin disclaims any beneficial ownership of the shares held by Apposite except to the extent of his pecuniary interest therein.
(16)	Includes the shares of capital stock referred to in footnotes (8), (9), (10), (11), (12), (13), (14) and (15).

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. This registration statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1131543/000119312513220772/0001193125-13-220772-index.htm. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it from: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York, 11717, or by email at batprospectusdept@citi.com or by phone at 1-800-831-9146, or Leerink Swann LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, Mass., 02110, or by email at Syndicate@Leerink.com or by phone at 1-800-808-7525.